3903 Centerville Road, Wilmington, Delaware 19807

Phone: (302) 656-1707 Fax: (302) 656-1703

September 19, 2012

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acorn Energy, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 15, 2012
Response Letter dated August 30, 2012
File No. 1-33886

Dear Mr. Decker:

This letter is submitted on behalf of Acorn Energy, Inc. (“we,” “Acorn” or the “Company”), in response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of September 7, 2012 regarding the above-captioned filing.

Our numbered response correlate to the numbers in your September 7, 2012 letter and we have set forth in italics the full text of the comments included in your letter for convenience purposes.

We respond to the Staff’s comment as follows:

Form 10-K for the Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 41

1. We note your response to comment two from our letter dated August 6, 2012. Your discussion did not address changes in segment net income (loss) before income taxes which also had significant fluctuations between periods. Please revise your future filings accordingly and show us supplementally what your revised disclosure will look like for 2011 as compared to 2010.

We will revise our future filings accordingly. Our revised MD&A discussing the business reasons for material changes in amounts presented in the “other” column on page 42 (following the elimination of non-GAAP disclosures) is as follows:

“Other” revenue increased slightly from $1.3 million in 2010 to $1.4 million in 2011. Gross profit and gross margin increased more significantly growing from $469,000 and 37% in 2010 to $665,000 and 48% in 2011. Increased revenues were derived primarily from our protocol management software activities which is included in our “other” segment. The increased gross margin was primarily due to a high margin product sale to a new customer in our protocol management software activities. The increase in our “other” segment net income before income taxes (from $77,000 in 2010 to $298,000 in 2011) was primarily due to the aforementioned increase in gross profit.

With respect to your comments, we would like to acknowledge the following:

1.	Acorn is responsible for the adequacy and accuracy of the disclosure in its filings;
2.	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
3.	Acorn may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to make a thorough response to each of the Staff’s comments. We are available to explain or discuss our responses at the Staff’s convenience. Please feel free to call me or our corporate counsel, Heather K. Mallard, at (302) 656-1707 if you have any questions or comments.

Very truly yours,

/s/ Michael Barth
Michael Barth
Chief Financial Officer
Acorn Energy, Inc.